Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights and Investment Performance”, “Senior Securities”, and “Independent Registered Public Accounting Firm” in the Prospectus dated January 14, 2025, and included in the Registration Statement (Form N-2) of FS Credit Opportunities Corp. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 29, 2024, with respect to the consolidated financial statements and financial highlights of FS Credit Opportunities Corp. included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

January 14, 2025